SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

              ENTERGY BUSINESS SOLUTIONS, INC.
                      639 Loyola Avenue
                New Orleans, Louisiana  70113
        (formerly known as "Entergy Holdings, Inc.")


     This certificate is notice that the above named company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             A Promissory Note

      2.     Issue, renewal or guaranty:
             Issue

      3.     Principal amount of each security:
             $4 million

      4.     Rate of interest per annum of each
             security:
             The rate of interest is adjustable
             monthly at (i) the highest interest
             rate borne on the last day of the
             preceding month by the short term
             bank borrowings of the lender (i.e.
             Entergy Enterprises, Inc.) or, if
             there are no such borrowings on that
             day, (ii) at the LIBOR rate (as
             reported in the Wall Street Journal
             on that day), plus 45 basis points.

      5.     Date of issue, renewal or guaranty
             of each security:
             May 6, 1998

      6.     If renewal of security, give date of
             original issue:
             Not applicable


      7.     Date of maturity of each security:
             April 30, 1999

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Enterprises, Inc.

      9.     Collateral given with each security,
             if any:
             None.

     10.     Consideration received for each
             security:
             $4 million.

     11.     Application of proceeds of each
             security:
             To acquire an interest in certain
             energy management contracts (within
             the scope of the Company's "energy-
             related" business activities
             authorized pursuant to Rule 58).

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6 (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:  X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.



     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.



                            ENTERGY BUSINESS SOLUTIONS,
                            INC.


                            BY:   /s/ William J. Regan, Jr.
                                 William J. Regan, Jr.
                                     Vice President

Date:  May 15, 1998